UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2008

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on October 16, 2008 that announces mutual termination of M/T Olinda time charter and delivery of M/T Tigani.

OCEANFREIGHT INC. ANNOUNCES MUTUAL TERMINATION OF M/T OLINDA TIME CHARTER AND DELIVERY OF M/T TIGANI

October 16, 2008 - Athens, Greece - OceanFreight Inc., (NASDAQ:OCNF) a global provider of seaborne transportation services today announced that it has taken delivery of the 1991 built Aframax tanker M/T Tigani which immediately commenced its new time charter with Heidmar for a period of about one year at a gross daily rate of $29,800.   The Company also intends to take delivery of the 1990 built Aframax tanker M/T Tamara this week.

In addition, the Company and the charterer have mutually terminated the M/T Olinda charter on completion of her present voyage.   The Olinda will be entered into the Blue Fin Tankers Pool for a minimum period of 12 months.    Blue Fin is managed by Heidmar and consists of Suezmax vessels.  The vessel’s earnings will be derived from the pool’s total net earnings, improving financial performance through higher utilization and operating efficiencies.

As part of the termination of the charter for M/T Olinda, the Company and the charterer have agreed to a mutual release of claims.  In this connection, the Company has received cash compensation of approximately US$ 1.2 million and ownership of all bunkers on board the vessel.

Anthony Kandylidis, the OceanFreight’s President and Chief Executive Officer, commented:

“In this challenging environment we have managed to quickly and efficiently rearrange the Olinda time charter without jeopardizing the financial standing of the Company.  We are particularly pleased to leverage on the leadership, track record and expertise of Heidmar in commercial ship and pool management.   It is expected that Blue Fin will operate at least a dozen suezmaxes by the end of 2009.   With the employment of the M/T Olinda in the pool, we can benefit from a robust tanker spot market while participating in the earnings of a pool of vessels which, in turn, allows us to attain scale and operating efficiencies.   We remain committed to our strategy of providing our shareholders with stable and sustainable cash flows from multiple shipping sectors and continue to believe in the long term outlook of the shipping markets.”

 About OceanFreight Inc.

OceanFreight Inc. was incorporated in 2006 to acquire high quality secondhand vessels and deploy them on medium and long term charters. The Company began operations with the delivery of its first vessel in June 2007 and currently owns and operates a fleet of twelve vessels, consisting of one Capesize drybulk carrier, eight Panamax drybulk carriers, one Suezmax tanker and two Aframax tanker with a total carrying capacity of 1,074,682 dwt, and has entered into an agreement to acquire one additional Aframax tanker, for delivery in the fourth quarter 2008, with a total carrying capacity of 95,951 dwt.

OceanFreight’s Inc. common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the US Securities and Exchange Commission.

Visit our website at www.oceanfreightinc.com .

Company Contact:

Michael Gregos

Chief Operating Officer

Tel: +30-210-809-0514

E-mail: management@oceanfreightinc.com

Investor Relations/Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel: +1-212-661-7566

E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  October 16, 2008

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer